Exhibit B

[Translation]

Loan Agreement

Son Asset Management Godo Kaisha (“SAM”) and Heartis Inc. (“Heartis”) make and enter into this loan agreement (this “Agreement”) as of February 22, 2008 as follows.

ARTICLE 1      AMOUNT

SAM shall loan to Heartis, and Heartis shall borrow from SAM, four billion thirty million yen (¥4,030,000,000) (the “Loan”) as of February 29, 2008.

ARTICLE 2      DUE DATE

Heartis shall repay the principal of the Loan to SAM no later than February 28, 2010.

ARTICLE 3      INTEREST

The principal of the Loan shall accrue interest at a rate of 14.5% per annum (simple interest).

ARTICLE 4      INTEREST PAYMENT DATE

4.1 Heartis shall pay the interest set forth in Article 3 to SAM no later than February 28 of each year after the execution of this Agreement.

4.2 Interest that has become payable as set forth in Article 4.1 but has not been paid shall be included in the principal of the Loan.

ARTICLE 5      PREPAYMENT

5.1 Notwithstanding Article 4, Heartis may prepay all or part of the principal of the Loan at any time before the due date set forth in Article 2.

5.2 Upon prepayment as set forth in Article 5.1, Heartis shall, simultaneously with such prepayment, pay the interest accrued on all or part of the principal of the Loan to be prepaid (calculated on a per diem basis of a 365-day year) by the prepayment date.

ARTICLE 6      ACCELERATION

If any of the following events occur, Heartis’s obligations under this Agreement shall automatically become due and payable without SAM giving notice or notification to Heartis, and Heartis shall immediately repay all of the Loan borrowed by Heartis.

(1) If any note or check issued by Heartis has been dishonored;

(2) If a petition for commencement of bankruptcy procedures, civil rehabilitation (minji-saisei) procedures, corporate reorganization (kaisha-kosei) procedures or special liquidation is filed by Heartis or against Heartis by a third party;

(3) If Heartis sustains an attachment or provisional attachment; or

(4) If Heartis breaches the provisions of this Agreement.

ARTICLE 7      DELINQUENCY CHARGES

If the repayment becomes due as set forth in Article 2 and Heartis’s obligations become due and payable, SAM may request Heartis to pay delinquency charges at a rate of 14.5% per annum on the outstanding principal of the Loan until fully repaid.

ARTICLE 8      CUSTODY

Heartis hereby commits to create a pledge or security right for the benefit of SAM on 24,308 shares of common stock of GungHo Online Entertainment, Inc. (“GungHo”) which Heartis expects to acquire through allocation of new shares to a third party in accordance with the Share Subscription Agreement executed between Heartis and GungHo on February 14, 2008 to secure all loans that Heartis owes to SAM under this Agreement, immediately after the issuance of the new shares.

ARTICLE 9      CONSULTATION

Any matters not provided for in this Agreement shall be resolved in the spirit of this Agreement upon consultation between the parties.

ARTICLE 10    GOVERNING LAW AND JURISDICTION

10.1 This Agreement shall be governed by and construed in accordance with the laws of Japan.

10.2 The parties agree that the Tokyo District Court shall have exclusive jurisdiction as the court of first instance with regards to all disputes concerning this Agreement.

IN WITNESS WHEREOF, SAM and Heartis have caused this Agreement to be signed and sealed in duplicate and each party shall retain one copy.

February 22, 2008

SAM:	Masayoshi Son [Seal]
Representative Partner
Son Asset Management Godo Kaisha
18th Floor, Shiodome Sumitomo Building
1-9-2, Higashi-shinbashi
Minato-ku, Tokyo

Heartis:	Taizo Son [Seal]
Chief Executive Officer
Heartis Inc.
8-16, Shinsen-cho
Shibuya-ku, Tokyo

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